EXHIBIT 11



                      FIRST KEYSTONE CORPORATION
               COMPUTATION OF EARNINGS PER COMMON SHARE*

                        Year Ended December 31,
                           1996  1995  1994


(Dollars in Thousands)

Primary
 Net Income                                   $ 4,130     $ 3,486     $ 3,115
  Shares**
   Weighted average number of
     common shares outstanding                879,002     879,002     879,002
   Adjustments - increases or
     decreases                                   None        None        None
   Weighted average number of
     common shares outstanding
     as adjusted                              879,002     879,002     879,002


   Primary earnings per common
     share                                    $  4.70     $  3.97     $  3.54


 Assuming full dilution
  Net Income                                  $ 4,130     $ 3,486     $ 3,115

   Shares**
    Weighted average number of
      common shares outstanding               879,002     879,002     879,002
    Adjustments - increases or
      decreases                                  None        None        None
    Weighted average number of
      common shares outstanding
      as adjusted                             879,002     879,002     879,002


    Earnings per common share
      assuming full dilution                  $  4.70     $  3.97     $  3.54



*   See Notes 1 and 16 to the consolidated financial statements.
**  Restated to reflect 10% stock dividends paid in 1996.



                                    24

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                                                      EXHIBIT 11

SUMMARY OF SELECTED FINANCIAL DATA


(Amounts in thousands,
  except per share)         1996      1995       1994        1993       1992


SUMMARY OF OPERATIONS
Interest income            $ 17,786    $ 16,637   $ 13,731  $ 13,734   $ 14,010
Interest expense              8,667       8,271      6,353     6,519      7,438
 Net interest
   income                     9,119       8,366      7,378     7,215      6,572
Provision for loan
   losses                       517         372         31       518        711
Investment securities
   gains (losses)               (38)          5        180        70        100
Net income                 $  4,130    $  3,486   $  3,115  $  3,101   $  2,324



PER COMMON SHARE
Net income                 $   4.70    $   3.97   $   3.54  $   3.53   $   2.64
Cash dividends                 1.29        1.09       1.01       .87        .78



BALANCE SHEET DATA
Assets                     $242,557    $226,033   $206,864  $201,270   $187,795
Investment securities       101,225      88,125     79,946    86,054     73,755
Net loans                   130,994     126,046    116,383   106,500    101,864
Deposits                    198,546     187,320    172,280   165,731    162,897
Stockholders' equity         27,473      25,399     20,788    18,577     16,210



PERFORMANCE RATIOS
Return on average
   assets                     1.75%       1.58%      1.54%     1.58%      1.31%
Return on average
   equity                    15.98%      15.24%     15.34%    17.56%     14.68%
Dividend payout ratio        27.56%      27.36%     28.55%    24.79%     29.61%
Average equity to
   average assets
   ratio                     11.05%      10.36%     10.05%     9.02%      8.93%


    2  First Keystone Corporation


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                                                    EXHIBIT 11

Other Real Estate Owned
     Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate.

Advertising Costs
     Advertising costs are expensed as the costs are incurred.
Advertising expenses amounted to $119,579, $107,541, and $114,124 for 1996, 1995, and 1994, respectively.

Contributions (Charitable)
     The Corporation adopted Statement of Financial Accounting Standard No. 116 "Accounting for Contributions Received and Contributions Made." Under this Statement, the entire amount of contributions in the form of unconditional promises to pay (bona fide pledges) must be accrued and reflected as a contribution expense in the year of the pledge. The measurement of the accrual required is based on the present value of future cash flows using a current market discount rate. A prospective change is permitted, however, the Corporation has elected not to reflect the cumulative effect of the change due to implementing Statement No. 116 at January 1, 1995, since the amount at that date was not significant.

Income Taxes
     The provision for income taxes is based on the results of operations, adjusted primarily for tax exempt income. Certain items of income and expense are reported in different periods for financial reporting and tax return purposes. Deferred tax assets and liabilities are determined based on the differences between the consolidated financial statement and income tax bases of assets and liabilities measured by using the enacted tax rates and laws expected to be in effect when the timing differences are expected to reverse. Deferred tax expense or benefit is based on the difference between deferred tax asset or liability from period to period. Further, the Statement requires that a valuation allowance be provided in an amount sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.

Per Share Data
     Net income and cash dividends per share are based upon weighted average number of shares outstanding during each period. All data with respect to weighted average number of shares outstanding, net income and cash dividends was retroactively adjusted to reflect the stock dividends.

Cash Flow Information
     For purposes of reporting cash flows, cash and cash equivalents include cash on hand and due from other banks and interest bearing deposits in other banks. The Corporation considers cash classified as interest bearing deposits with other banks as a cash equivalent since they are represented by cash accounts essentially on a demand basis.
     Interest paid on deposits and other borrowings was $8,682,349, $7,994,087 and $6,287,219 in 1996, 1995 and 1994, respectively. Cash payments for income taxes were $1,125,251, $902,567 and $760,056 for 1996, 1995 and 1994, respectively. The Corporation transferred loans to other real estate owned in the amounts of $46,184 in 1996 and $256,530 in 1994.

Derivative Financial Instruments
     The Corporation has no derivative financial instruments requiring disclosure under Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments."

Trust Assets and Income
     Property held by the Corporation in a fiduciary or agency capacity for its customers is not included in the accompanying consolidated financial statements since such items are not assets of the Corporation. Fiduciary activities income is recognized on a cash basis and is not materially different than if it were reported on an accrual basis.

Reporting Format
     Certain amounts in the financial statements of prior periods have been reclassified to conform with presentation used in the 1996 financial statements. Such reclassifications have no effect on the Corporation's consolidated financial condition or net income.


10 First Keystone Corporation

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